EXHIBIT D-2

BEFORE THE ARIZONA CORPORATION COMMISSION

COMMISSIONERS
MARC SPITZER, Chairman
JIM IRVIN
WILLIAM A. MUNDELL
JEFF HATCH-MILLER
MIKE GLEASON

IN THE MATTER OF THE APPLICATION OF SOUTHWEST GAS	DOCKET NO. G-01551A-02-0425
CORPORATION FOR APPROVAL OF ACQUISITION PLAN AND,	DOCKET NO. G-01970A-02-0425
IF APPROPRIATE, WAIVER OF SELECTED PROVISION OF THE	DECISION NO. 66101
AFFILIATE RULES	OPINION AND ORDER

DATE OF HEARING:	February 24, 2003 and March 3, 2003

PLACE OF HEARING:	Phoenix, Arizona

ADMINISTRATIVE LAW JUDGE:	Jane L. Rodda

APPEARANCES:	Mr. Andrew Bettwy, Attorney, on behalf of Southwest Gas
Corporation;

Mr. Timothy Berg, Fennemorne Craig, on behalf of Black
Mountain Gas;

Mr. Daniel Pozefsky, Attorney, on behalf of the Residential
Utility Consumer Officer;

Mr. Walter Meek, President, Arizona Utility Investors
Association; and

Ms. Lisa Vandenberg and Jason Gellman, Staff Attorneys,
Legal Division, on behalf of the Utilities Division of the
Arizona Corporation Commission.

BY THE COMMISSION:

     Southwest Gas Corporation (“SWG”) is a public service corporation that is engaged in the business of purchasing, transporting and distributing natural gas in portions of Arizona, Nevada and California. SWG serves over 800,000 customers in Arizona, a rapidly growing service territory that adds approximately 30,000 new customers per year. In 2001, SWG had total assets of $2.3 billion, generated revenues of $1.4 billion and earned a net income of $37 million.

     Black Mountain Gas Company (“BMG”) is a public service corporation that provides retail natural gas and propane service within portions of Arizona. BMG serves approximately

8,380 customers in and around Cave Creek, Carefree, Phoenix and Scottsdale (“Cave Creek Division”), and approximately 1,309 propane customers in Page, Arizona (“Page Division”). Xcel Energy, Inc. (“Xcel”), a Minnesota corporation, owns 100 percent of the outstanding shares of BMG.

     On June 6, 2002, SWG filed an application to approve the acquisition of the common stock of BMG and subsequent transfer of assets and Certificate of Convenience and Necessity of BMG to SWG, and dissolution of BMG within 12 months.

     BMG mailed notice of the proceeding to its customers during the October 2002 billing cycle pursuant to the Procedural Order dated September 11, 2002. On January 28, 2003, SWG filed notice that it had published notice in newspapers of general circulation within its Arizona service territories in conformance with the September 11, 2002 Procedural Order. The Commission did not receive any comments in response to the notice and no customers appeared at the hearing to provide public comment.

     The Commission granted intervention to the Residential Utility Consumer Office (“RUCO”), BMG, the Arizona Utility Investors Association (“AUIA”) and Local Union 769, International Brotherhood of Electrical Workers, AFL-CIO (“IBEW Local 769”).1 In its September 11, 2002 Procedural Order, the Commission adopted the parties’ proposed schedule for pre-filed written testimony and set the matter for hearing on February 24, 2003. The hearing convened as scheduled on February 24, 2003 and continued on March 3, 2003. The parties filed Closing Briefs on April 4, 2003.

     Pursuant to the proposed Acquisition Plan, SWG would purchase all of the outstanding shares of stock in BMG from Xcel, and within twelve months of consummating the purchase, would transfer BMG’s assets to SWG and dissolve BMG. SWG proposes the following:

1.	BMG’s current margin rates in the Cave Creek Division would remain in effect unless and until changed in a general rate case, with the objective of having

[1]	At the February 20, 2003 pre-hearing conference, IBEW Local 769 requested to withdraw from participating in the proceedings.

uniform rates established for the customers of SWG and the customers of BMG in the Cave Creek Division in the next SWG general rate case;

2.	BMG’s current terms and conditions of service in the Cave Creek Division, including miscellaneous charges, would remain in effect, unless and until changed with prior Commission approval, except that any optional services provided by SWG, which are not currently provided by BMG, would be made available to customers of BMG in accordance with the charges set forth in SWG’s Commission-approved tariff;

3.	Immediately following consummation of the stock purchase transaction, the respective gas cost balancing accounts would be frozen; and on a going forward basis, there would be one gas cost applicable to both SWG and BMG’s Cave Creek Division; and SWG would make a filing with the Commission seeking approval of a mechanism to surcharge or surcredit the balances in the frozen gas cost balancing accounts; and

4.	The Page Division of BMG would continue to be operated under BMG’s current rates and terms and conditions of service until SWG’s disposition of the propane properties.

Staff Position

     Staff claims that although SWG has alleged that its acquisition of BMG will provide a number of operating efficiencies, create a higher level of customer service, operational efficiency and pipeline safety within the current BMG territory, Staff believes that SWG has not provided testimony to support its claims. Staff notes that SWG has not reviewed BMG’s property, maps or records, nor conducted any comparisons or studies to demonstrate any of the claimed benefits of the transaction. After reviewing the proposed transaction, Staff determined that the acquisition, as proposed, was not obviously in the public interest without conditions that would provide a substantial and immediate benefit to customers.

     Staff argues that SWG did not respond to Staff’s concerns about (1) potential harm to ratepayers from additions to rate base if the acquisition adjustment is not addressed in the current docket; (2) potential increased gas costs to Cave Creek customers if they become SWG customers given the currently planned changes on capacity reallocation by the Federal Energy Regulatory Commission (“FERC”); and (3) did not provide evidence of alleged Cave Creek customer benefits, operating efficiencies, higher levels of customer service, operations and pipeline safety. Staff believes a showing of a substantial immediate benefit is needed to counter-balance the potential harm and to demonstrate that the transaction is in the public interest.

     Staff recommends the following 14 conditions:

1.	SWG not seek future rate recovery of any acquisition adjustment related to the acquisition.

2.	SWG not seek recovery of any costs associated with the acquisition, including internal corporate costs, in any future Arizona rate proceeding.

3.	SWG not allow the quality of service in either the current SWG or BMG service territories to diminish as a result of the acquisition. The number of service complaints should not increase, the response time to service complaints should not increase, and service interruptions should not increase.

4.	SWG not use any utility plant or other property, that is used or necessary for the provision of utility service, for any unregulated activity unless SWG maintains appropriate books and records of account detailing the nature of such unregulated activity and provides appropriate allocations between activities relating to SWG’s provision of utility service and the unregulated activity, SWG’s books and records concerning all unregulated activities shall be subject to the Commission’s review and shall be made available in the Phoenix metropolitan area or, at the Commission’s request, where the records are maintained, on ten days’ notice.

5.	BMG be dissolved as a corporate entity on or before July 1, 2004. At the completion of the dissolution, BMG shall file a notice in this docket attesting to the specific date that the BMG dissolution was completed (herein referred to the “noticed date”). Upon the noticed date of dissolution, the transfer of BMG’s CC&N to SWG shall be deemed effective. As well, SWG authorized natural gas rates and charges in their entirety shall be deemed the authorized rates and charges for Cave Creek Division customers effective the noticed date of BMG’s dissolution. If BMG fails to complete dissolution by July 1, 2004, as discussed above, BMG shall file a sufficient rate application with the Commission on or before July 1, 2004. Staff notes that this recommendation shall not limit Staff’s ability to initiate a rate case at any time. Furthermore, in no case shall the currently authorized BMG rates and charges remain in effect beyond July 1, 2004, without BMG initiating a sufficient rate application with the Commission.

6.	The Cave Creek Division PGA (“Purchased Gas Adjustor”) mechanism shall be merged with SWG’s PGA mechanism on the date of BMG’s completed dissolution.

7.	If SWG fails to sell BMG’s Page Propane Division at or prior to the perfected dissolution of BMG, SWG shall take all appropriate and timely steps to ensure rates and charges are in place for the current BMG propane customers, such as: SWG filing a request to charge BMG’s existing rates, or SWG filing a report amending SWG’s filing in this case clarifying that BMG as a corporate entity would remain intact for the sole purpose of providing propane service as BMG’s Page Division currently provides its propane operations.

8.	If SWG fails to file for Commission approval of the sale of BMG’s Page Division within 18 months of the Commission’s approval of SWG’s acquisition of BMG, the Page Division should within 19 months of a Decision in this case make a filing for Commission approval to begin offering the Page Division propane customers service options that are currently available to SWG’s customers. Such services include, but are not limited to, a low income discount tariff for residential customers, a balanced payment plan option, an online bill payment option, and applicable demand-side management programs.

9.	SWG shall continue to maintain the existing emergency isolation valves in all current BMG service areas.

10.	During the 2002 Code Compliance Audit, BMG stated that it was installing additional emergency isolation valves (approximately 34). If at the time of the stock transfer from Xcel to SWG, BMG has not completed the installation of all currently planned valves of the Cave Creek Division, SWG shall complete the installation of those valves no later than May 1, 2003.

11.	SWG shall not allow the acquisition to diminish staffing that would result in service and/or safety degradation in either the current SWG or BMG service territories.

12.	SWG shall continue to maintain fully operational local field offices in the cities of Cave Creed and Page, as appropriate, to maintain the quality of service.

13.	SWG shall continue BMG’s current policy of not using contract personnel for the performance of underground pipeline locating.

14.	SWG or BMG shall complete all mapping of the BMG pipeline system no later than May 1, 2003, as agreed to by BMG during its 2002 Code Compliance Audit.

     Staff was concerned that SWG expressed a desire to be able to change the emergency isolation plan of the current BMG system without any physical changes to the system that would permit such alteration. Staff was also concerned about potential reductions in staffing and office locations and the effect on safety within the Cave Creek area. Because at the time of Staff’s testimony BMG has not completed mapping its service area, Staff had concerns about using contract personnel to conduct line locating activities, as those worker would not be as familiar with the BMG system as employees would be. Staff also believed that SWG’s request to extend the deadline to complete the BMG mapping project would be potentially dangerous to the Cave Creek community. Staff intended recommendations Nos. 3, 9, 10, 11, 12, 13 and 14 to protect the Cave Creek community and customers from a possible decline in the quality of service and safety that the area currently enjoys.

     In addition, Staff recommends that upon BMG’s dissolution, SWG begin charging SWG’s authorized rates and charges2, and that if BMG is not dissolved by July 1, 2004, then BMG

[2]	BMG’s rates are higher than SWG’s rates.

should file a rate application. Staff explains this recommendation is designed to protect customers from paying substantially higher rates than nearby, otherwise identical SWG customers, and to protect against over-earning as a motivation to fail to meet the deadline to dissolve by July 1, 2004. Staff believes that SWG has not provided any compelling evidence why the customers acquired from BMG should not pay the same rates as existing SWG customers, and believes such a showing is essential considering SWG stands to “reap a windfall” from its customers. The differential between SWG’s rates and BMG’s rates would generate over $1 million per year for SWG. See Staff Brief at p. 6. Staff believes it is incongruous for SWG to tout the economies of scale and operational efficiencies that would occur as a result of the transaction, but to oppose passing the alleged cost advantages on to customers.

     Staff argues that once BMG dissolves, it is lawful to charge SWG’s rates within the Cave Creek territory if the Commission finds charging SWG’s rates to be necessary to serve the public interest. Staff likens the current transaction with the merger of the companies in Pueblo del Sol Water Company v. Arizona Corporation Commission, 160 Ariz. 285, 772 P.2d 1138 (App. 1988), in which the Court of Appeals upheld the Commission’s decision that the buyer had to charge the seller’s rates on an interim basis. In Pueblo del Sol, the Commission found that the continuation of the seller’s authorized rates was necessary to serve the public interest and made a specific finding that such a rate must be kept in place at the time of transferring the CC&N.

     Staff asserts that its recommendation to impose SWG’s margin rates is consistent with the just and reasonable requirement of Arizona Constitution Article 15 Section 3, because it applies the previously authorized rate of the buyer. Staff alleges that to suggest that the Commission cannot approve use of an applicant’s authorized rates in a CC&N matter would be ludicrous and arduous, as it would require a full rate case every time a company extended it territory to provide service to a small outlying pocket of growth.

SWG’s Position

     SWG argues the acquisition meets the “public interest” standard promulgated by the Commission’s Affiliated Interest Rules. SWG asserts that the Affiliated Interest Rules specifically define the “public interest” standard. Under these rules, the standard of review is to determine if the transaction and/or diversification activity “would impair the financial status of the public utility, or impair the ability of the public utility to provide safe, reasonable and adequate service.” See R14-2-803.A, 804.A and 805.A.

     SWG claims the evidence is uncontroverted that its acquisition of BMG would not impair the financial status of SWG; would not prevent SWG from attracting capital at fair and reasonable terms; and would not impair the ability of SWG to provide safe, reasonable and adequate service.

     SWG argues that Staff’s 14 conditions are unnecessary and punitive, and that Staff has interjected a “public interest” standard that is inconsistent with Commission rules and the applicable provisions of Arizona statutes. According to SWG, Arizona has adopted a “no harm” public interest standard as evidenced by the Court of Appeals holding in the Pueblo Del Sol case. In that case, the Court of Appeals held:

A Certificate of Convenience and Necessity (CCN) granting operating authority to a corporation is initially issued by the Commission only upon a showing that its issuance would serve the public interest, [citing cases]. It logically follows that prior to approving a transfer of assets and CCN, the Commission should examine all the evidence available to it to determine whether or not the transfer is detrimental to the public interest.” 772 P.2d at 1139.

Thus, SWG asserts the Commission should examine all the evidence available to it to determine whether or not the transfer of BMG stock and transfer of assets is detrimental to the public interest.

     SWG argues that Staff’s recommendation that the BMG rates be reduced outside of a general rate case is confiscatory and violates ratemaking principles. SWG cites Scates v. Arizona Corporation Commission, 118 Ariz. 531, 578 P.2d 612 (1978) and Residential Utility Consumer Office v. Arizona Corporation Commission, 199 Ariz. 588, 20 P.2d 1169 (2001) (“Rio Verde”) for the proposition that when increasing or decreasing rates the Commission must consider the overall impact of the rate increase upon the return of the public service corporation. SWG argues that even with the dissolution of BMG, all of its assets, including its tariff sheets, would have been transferred to SWG, and those tariff sheets would continue to embody the Commission-established rate applicable to the customers in the BMG’s service territories. SWG argues the BMG rates were established as just and reasonable in BMG’s 2001 rate case, and were designed to produce a revenue stream sufficient to provide an opportunity to earn a fair return on the fair value of the properties devoted to providing natural gas services to BMG customers.

     SWG asserts that it will not allow service or safety to suffer after the acquisition and that there is no evidence that a decline would occur. SWG was concerned that some of Staff’s recommendations concerning staffing and maintaining fully operational field offices are vague and could lead to confusion in the future. SWG believes it is more appropriate for the Commission to require it to maintain service and safety standards and not tie that requirement to staffing or other necessary business decisions.

     The original closing date of this transaction was April 30, 2003.3 SWG was concerned that it would not have sufficient time to evaluate BMG’s system and be able to comply with Staff’s recommendations that isolation valves be installed and mapping completed by May 1, 2003.

     Finally, SWG believes that a determination of whether the Commission will allow recovery of the acquisition premium or costs of the transaction from ratepayers is more appropriately considered in the context of SWG’s ratecase, when any evidence of operating efficiencies will be known and measurable.

Black Mountain Gas’ Position

     BMG also argues that Staff’s imposition of the 14 conditions to ensure what Staff has characterized as “obvious and significant immediate consumer benefit” misconstrues the applicable standards of review for approval of the SWG’s application. BMG argues there is no requirement under Arizona law or Commission rule that there be an “obvious and significant immediate consumer benefit” as Staff suggests in this case. BMG argues that under the Affiliated Interest Rules, the Commission has determined that “public interest” equates to a lack of detriment or “no harm” standard, and that the Commission must approve the transaction unless there is evidence that: (a) the transaction would impair the financial status of a public utility; (b) the transaction would otherwise prevent a public utility from attracting capital at fair and reasonable terms; or (c) transaction would impair the ability of a public utility to provide safe, reasonable and adequate service.

[3]	SWG and BMG have subsequently extended that deadline.

     In the current case, BMG asserts that there is no basis for the Commission to adopt additional conditions upon the transfer, as there was no evidence that the transaction would impair the financial status of SWG, that the transaction would prevent SWG from attracting capital at fair and reasonable terms, and no evidence that the transaction would impair SWG’s ability to provide safe, reasonable and adequate service within Arizona or in BMG’s service territory.

     BMG argues that Staff’s proposal to charge SWG’s rates in the BMG territory exceeds the Commission’s authority. It asserts that the Commission’s rate-making authority is subject to the “just and reasonable” clause of Article 15, Section 3 of the Arizona Constitution. BMG argues that to reduce a utility’s rates, the Commission must ascertain the fair value of the company’s property and employ that value in establishing rates. See Simms v. Round Valley Light & Power Co., 80 Ariz. 145, 294 P.2d 378 (1956), and Scates.

     BMG asserts that the acquisition of BMG by SWG will benefit BMG customers immediately because they will have access to SWG programs that they do not have access to currently, such as summary billing, core aggregation, e-billing, low-income assistance programs, automated account systems, and defined customer-appointment windows.

RUCO’s Position

     RUCO supports approval of SWG’s application. RUCO agrees with SWG that the currently authorized rates and tariffs of BMG’s Cave Creek Division should stay in place until SWG’s next rate case. RUCO states that although it encourages rate reductions in general, it believes that as a matter of public policy and sound regulatory principles, it would be imprudent to change BMG’s rates outside the context of a rate case. RUCO recommends that the Commission maintain stability in rates by maintaining BMG’s rates pending SWG’s next rate case when the Commission can determine SWG’s actual cost to serve the BMG customers.

     RUCO also supports SWG’s request to defer consideration of the acquisition adjustment to SWG’s next rate case. RUCO states that typically, the premium associated with an acquisition should not be recoverable from ratepayers, as a mere transfer of ownership should not serve to increase rates by inflating rate base. RUCO believes, however, that at the time of filing its next rate case, SWG will have had an opportunity to operate BMG and determine the administrative efficiencies and customer benefits that the acquisition has brought to BMG’s and SWG’s existing customers. At that time, if there are known and measurable efficiencies, the appropriateness of an acquisition adjustment can be made. RUCO asserts it would be contrary to sound public policy to deprive SWG of the opportunity to prove operational and administrative efficiencies. Furthermore, RUCO believes that consideration of the premium in ratemaking treatment will encourage companies to strive towards peak efficiency.

AUIA’s Position

     AUIA notes that the most controversial of Staff’s conditions were those that denied the future consideration of an acquisition premium, denied recovery of any costs associated with the acquisition and the imposition of SWG’s rates in BMG’s service territory after July 1, 2004, and it is these conditions that have the greatest financial impact on the transaction.

     AUIA disputes Staff’s assumption that the first two conditions (preventing future consideration of an acquisition adjustment and recovery of any costs of the acquisition) are in the public interest because they eliminate a potential cost to ratepayers. AUIA believes that Staff is trying “to protect the Commission from itself,” and the Commission should not be precluded from considering whether cost recovery is appropriate on a case-by-base basis at a time when the costs and benefits can be quantified. Further, AUIA argues, in considering mergers and acquisitions, the public interest should not be a one-sided measurement, but should result from balancing the costs and benefits that will accrue to customers, plus the furtherance of relevant Commission policy (such as consolidation). AUIA argues that no condition prohibiting cost recovery is automatically in the public interest if it would act to prevent a transaction that would otherwise produce net consumer benefits in the long or short term.

     AUIA asserts that no Staff witness could articulate any statutory or regulatory requirement that the direct and significant standard must be met in order to find the transaction is in the public interest. AUIA points to a list of consumer service and other benefits that would flow from the acquisition.

     Finally, AUIA argues that based on established legal precedent (as set in Scates and RUCO v. ACC), the Commission cannot change rates and charges for BMG customers outside of a rate case and without a determination of fair value. Furthermore, AUIA asserts BMG’s current rates were set only 24 months ago and Staff is not alleging that the rates are too high or unfair. AUIA argues that Staff’s alternative condition that if BMG is not dissolved by July 1, 2004, that BMG file a rate case, does not make sense, as much of BMG will have been integrated with SWG’s operations. AUIA notes that SWG typically operates on a rate cycle of three to four years and its last rate case was based on a 1999 test year, and although there is no guarantee, it seems probable that SWG would file a rate case in 2004 based on a 2003 test year.

Analysis and Resolution

Public Interest Standard

     Staff proposed its 14 conditions in order to provide a significant, immediate and “absolute” benefit to consumers. Staff explains that it is not suggesting that in every case a significant immediate consumer benefit is required in order to find a transfer of assets in the public interest, but in this case because Staff believes “there are so many unknowns that may become detriments it is difficult, (if not impossible) to find the merger in the public interest without significant, identifiable benefits.” Staff Brief at p. 7.

     SWG, on the other hand, proposes that the transaction should be approved as in the public interest as long as there is no detriment to its financial condition or ability to maintain service or safety. Other parties support SWG’s position, and argue that there is no support in Commission rules, Arizona statutes or case law for Staff’s position.

     The proposed transaction involves the formation of a subsidiary pursuant to the Affiliated Interest Rules, a transfer of assets pursuant to A.R.S. §40-285, and a transfer and cancellation of CC&N pursuant to A.R.S. § 40-282. Initially, SWG will hold the BMG stock, but within approximately 12 months will transfer BMG’s assets to SWG and dissolve BMG as a separate entity.

     The Affiliated Interest Rules contemplate that the standard of review is to determine whether the transaction would negatively impact the acquiring company’s financial condition or its ability to provide safe, reasonable and adequate service. A.R.S. §40-285 does not provide a specific standard for review, but the Arizona Court of Appeals, in Pueblo del Sol, held that in reviewing the sale and transfer of assets, the Commission must determine if the transfer is “detrimental to the public interest.” The Pueblo del Sol case also establishes that the scope of the Commission’s consideration of the public interest is broad and that the Commission should consider all the evidence available. The relevant factors in a determination of the public interest are unique in each case, and are broader than the factors specifically set forth in the Affiliated Interest Rules. A.R.S. § 40-282 provides that in conjunction with issuing a Certificate of Convenience and Necessity, the Commission “may attach to the exercise of rights granted by the certificate terms and conditions it deems that the public convenience and necessity require.” A.R.S. § 40-282 permits the Commission to attach conditions to a CC&N that are necessary to promote the public interest.

The Commission must consider all of relevant standards in considering whether to approve this transaction. The public interest includes the safety and adequacy of service certainly, but also involves the impact of disparate rates, the reasonableness of those rates, the impact of Commission policy on utility operations in the state, advancement of Commission policy goals and legal precedent, as well as other factors. The Commission has the authority to impose conditions on the transaction that mitigate potential harm to the public interest or which may be required by the public necessity and convenience, as those interests are broadly defined. We believe that although Staff couches its recommendations in terms of providing an immediate and substantial consumer benefit which some parties have interpreted as creating a novel standard for reviewing acquisitions, in fact, we find many of Staff’s recommendations are terms and conditions required by the public convenience and necessity or to prevent harm to the public interest.

Acquisition Adjustment and Cost of Acquisition

Conditions Nos. 1 and 2

     Staff recommends that the Commission preclude SWG from seeking recovery of the acquisition premium paid for BMG and from recovering the costs of the acquisition in its next rate case. All other parties advocate deferring a decision on these issues until the next rate case when SWG will have an opportunity to provide evidence that might support such recovery.

     We recognize that Staff’s position is premised on Staff’s belief that it is in the public interest to protect ratepayers from bearing the costs of the transaction in the absence of a showing of significant benefit to consumers. However, we do not believe it is in the public interest to make a final decision on these issues without having all relevant information before us. Until SWG is able to operate the BMG system, we do not know if there will be significant efficiencies that would warrant recovery a portion of the acquisition premium from ratepayers. We do not want to foreclose SWG so from being able to bring forth evidence of significant improved efficiencies from acquisitions. To do so might discourage transactions that would benefit the public. Our decision here does not mean that ratepayers should or will bear any portion of the costs associated with this acquisition, only that when the relevant information becomes available, SWG should have an opportunity to show sufficient consumer benefits to justify recovery of the acquisition premium or other costs form ratepayers. SWG will bear the burden of proving clear and quantifiable savings for all ratepayers directly related to the acquisition and SWG’s management/operation of the BMG system.

SWG Rates

Condition No. 5

     The most contentious of Staff’s proposed conditions is the requirement that SWG charge its margin rates in the BMG service area by July 1, 2004, or file a rate case. Staff believed that because SWG did not adequately address Staff’s questions about future benefits to BMG consumers and concerns about maintaining service and safety quality in the BMG area, that SWG should provide an immediate and substantial consumer benefit in the form of lower margin rates. Staff also argued that it is potentially confusing and not in the public interest for neighboring SWG and BMG consumers to pay different rates.

     SWG’s approach to wait to adjust the BMG customers’ rates until the next SWG (as yet unscheduled) rate case ignores its own arguments in favor of the transaction. SWG will begin integrating the BMG operations into its own as soon as the Commission approves the acquisition.

Such integration will alter the very basis of BMG’s current rates which were set based upon that company’s rate base, operating costs and return on capital. It is not in the public interest for BMG customers to pay unreasonable rates. Neither do we believe having neighboring customers pay different rates to be in the public interest.

     We find that it is not in the public interest for current BMG customers to continue to pay the higher BMG margin rates after July 1, 2004. Once the current assets and CC&N are transferred to SWG, and BMG is dissolved, the customers of BMG become customers of SWG. At that point, BMG ceases to exist as a public service corporation and there is no reason to differentiate one SWG customer from another. SWG has not provided evidence that in this case it is reasonable for it to continue charging the rates of a dissolved public service corporation once the acquisition and integration is complete.

     The Scates and Rio Verde cases cited by opponents in support of the contention the Commission cannot impose SWG’s rates in the BMG service territory outside of a rate case, do not involve transfers of assets or CC&N’s. In Pueblo Del Sol, the Commission determined that the agreement to serve the Pueblo Del Sol area under the transferor’s approved rates was in the public interest. There is no indication that under slightly different circumstances, the Commission could not have found the opposite or that the Court would not have upheld the Commission’s decision. Thus, as a condition of our approval, SWG shall dissolve BMG as planned and implement its approved margin rates within the Cave Creek Division of BMG’s service territory by July 1, 2004. The Commission is not changing SWG’s rates outside of a rate case. Once BMG is dissolved and all assets are SWG assets, there are no BMG assets and SWG’S previously-approved rates are appropriate. This situation is analogous to SWG acquiring facilities from a developer for a new development. If SWG believes that it is not earning a reasonable and just rate of return, it has the option of filing a rate case.

PGA Account

Condition No. 6

     SWG states it will consolidate gas purchases for SWG and BMG as soon as the Commission approves the transaction. SWG advocates freezing the SWG and BMG PGA accounts at the time of the acquisition and either refunding or surcharging customers. Staff recommends merging the PGA accounts at the time BMG is dissolved. Because SWG will begin making gas purchases on a consolidated basis as soon as the transaction is approved, it is reasonable to have the actual cost of gas passed on to customers at that time. Because we do not know the current balances in the companies’ respective PGA accounts, we cannot determine how to treat those balances at this time. We find that SWG shall freeze the respective balances, implement a consolidated account on a going forward basis, and shall make a filing with the Commission proposing a mechanism for the refund or recovery of the balances. We are concerned that if the accounts are frozen now, and if there is a significant under-collection in either account, customers may be surcharged when they might not have been if the transaction did not occur. It is not in the public interest for customers of either SWG or BMG to have to pay more for gas as a result of the transaction. We expect SWG and Staff to attempt to reach agreement on a mechanism that minimizes the impact of potential surcharges.

Service and Safety Concerns

Conditions Nos. 3, 11 and 12

     Customer service and safety are obvious areas of the public interest. The Commission has a legitimate concern that neither public service nor safety suffer as a result of the proposed acquisition. There was no evidence that either SWG or BMG have anything other than good records of public safety. SWG asserts that it will not allow service or safety to suffer after it acquires BMG. Although we have no reason to doubt SWG’s word, because it is difficult to prove something that hasn’t happened yet, it is in the public interest to protect safety and service quality by expressly stating SWG’s promise as a condition of approval.

     SWG did not object to Staff’s recommended Condition No. 3 that provides SWG not allow the quality of service in either the SWG or BMG service territories to diminish as a result of the acquisition, as measured by the number of service complaints, response time and service interruptions. However, it objected to Conditions Nos. 11 and 12 that tie pipeline safety issues to specific business decisions such as staffing or office locations.

     We find that Staff’s Condition No. 3, if modified slightly, is sufficient to promote the public interest in both the areas of public service and safety. Recommended Conditions Nos. 11 and 12 were subject to much discussion at the hearing and we believe prone to misunderstanding. Condition No. 3 is drafted as to be easily measured. We find that if this condition is modified to encompass safety issues as well as service quality, Staff’s concerns will be addressed and the Commission will not be involved unduly in the daily operations of the company. Thus, we find the following condition is necessary to avoid harm to the public interest:

SWG shall not allow the quality of service or safety in either the current SWG or BMG service territories to diminish as a result of the acquisition. The number of service complaints, the response time to service complaints or emergency incidents, and the number and duration of service interruptions should not increase.

Conditions Nos. 9, 10, 13 and 14

     Staff also recommends that SWG continue to maintain the existing emergency isolation valves in all current BMG service areas (Condition No. 9); complete installation of the emergency isolation valves by May 1, 2003 (Condition No. 10); not use contract personnel for the performance of underground pipeline locating in the BMG territory (Condition No. 13); and complete all mapping of the BMG pipeline system no later than May 1, 2003 (Condition No. 14). Because at the time of the hearing, SWG had not had an opportunity to review specifics of the BMG system, it did not want to commit to maintaining specific valves or installing valves or completing a mapping project on such a short timeline. In addition, SWG argued it should be able to employ contract personnel in the BMG territory as it would anywhere within its service territory. SWG asserts that in 2002, it maintained a 99.97 percent accuracy in line locations in its Central Arizona Division using contract line-locating employees for the majority of the locates, and employing SWG oversight and procedures. Because SWG uses an electronic mapping system, SWG requested an additional 18 months, or December 31, 2004, to complete the mapping of the BMG system.

     We find that Staff’s recommendations with respect to emergency valves, and mapping are reasonable and designed to protect safety within the BMG territory. Staff’s testimony clarified that its recommendation against using contract personnel for line locating should only apply until the BMG mapping project is complete. Without accurate maps, Staff believed it more dangerous to use personnel less familiar with the system than employees who would have a greater knowledge.

     BMG’s witness testified that the mapping and the valve installation projects would likely be complete by May 1, 2003. Thus, SWG’s objection to the May 1, 2003, deadline may be moot. In any case, because SWG did not have a familiarity with the BMG system, it is not prudent to excuse SWG from following through with BMG’s commitments to install emergency valves or complete mapping. Even if SWG cannot transfer all the BMG maps to its electronic system on a short time frame, we do not believe it is prudent to delay the mapping project. Paper maps are better that no maps.

     Because the May 1, 2003, deadline has already passed, if BMG has not completed these projects when the transaction closes, SWG should have a reasonable time to complete them. Thus, in the event the projects are not complete when SWG consummates the acquisition, SWG should have an additional 60 days to complete the emergency valve installation and BMG system maps.

     In addition, as written, Staff’s recommended Condition No. 9 could be read to require Southwest Gas Corporation to maintain the current configuration of the BMG isolation valves in perpetuity. There is evidence that as a distribution system undergoes changes, it is appropriate to review and revise the emergency valve configuration. Staff’s recommendation should be interpreted to require the preservation of the current valve configuration to protect the public safety until SWG can integrate the system into its existing system and make informed decisions concerning the continued appropriateness of individual valves under all applicable safety standards. Consequently, we adopt Staff’s recommendation, but modify it slightly to allow SWG flexibility concerning system design once it has integrated the system into its existing system.

     It is not certain that all BMG employees will accept SWG’s offer of employment, or how many BMG employees familiar with the system will be available for line locating duties. SWG has a good record of line locating, and there does not appear to be sufficient reason to preclude the use of appropriately trained and knowledgeable contract personnel within the BMG territory.

Under the circumstances we do not find that Staff’s recommended Condition No. 13 is necessary to protect the public interest. It is likely that the mapping project will be complete at the time of acquisition and this condition will be unnecessary.

Unregulated Activities and Production of Books and Records

Condition No .4

     Staff recommends that SWG maintain appropriate books and records and that it make such records available for inspection in Phoenix, if Staff requests. SWG agrees with Staff regarding the necessity to keeping appropriate books and records detailing the activities of SWG’s regulated and unregulated activities, regardless of whether such requirement is made a condition of this Order. SWG objected to having to make books and records available in Phoenix in all situations when under some circumstances it might be burdensome to do so and make more sense for Staff to review such records where they are kept in the normal course of business.

     We find this condition is reasonable and merely formalizes what SWG does, and is required to do, in any case. SWG and Staff have always been able to work out the logistics of record production in the past. To the extent that SWG finds an individual request for records to be unreasonably burdensome, we expect it to raise its concerns first with Staff, but do not foreclose it from raising the issue for resolution by the Hearing Division.

Page Division

Conditions Nos. 7 and 8

     SWG plans to sell BMG’s Page Propane Division. Staff recommends that if SWG has not sold the Page Division prior to dissolving BMG, that SWG take the necessary steps to ensure rates are in place for the Division, and that if it cannot sell the Division within 19 months of the effective date of this Decision, that SWG seek Commission approval to make existing SWG service options, such as low-income discount, balanced payment plan option and online bill paying, available to the Page customers.

     SWG indicated that the primary reason that it would not be able to dissolve BMG by July 1, 2004, would be its inability to sell the Page Propane Division. Thus, some of Staff’s concerns about not having approved rates in place if BMG is dissolved prior to the sale of the Page

Division are unlikely. However, as drafted, Staff’s recommendations for the Page Division are reasonable, and address the possibility that SWG may not find an appropriate buyer in the near future. We find that Staff’s recommended Conditions Nos. 7 and 8 are in the public interest.

* * * * * *

     Having considered the entire record herein and being fully advised in the premises, the Commission finds, concludes, and orders that:

FINDINGS OF FACT

     1.     SWG is a public service corporation that is engaged in the business of purchasing, transporting and distributing natural gas in portions of Arizona, Nevada and California. SWG serves over 800,000 customers in Arizona.

     2.     BMG is a public service corporation that provides retail natural gas and propane service with portions of Arizona. BMG serves approximately 7,260 customers in and around Cave Creek, Carefree, Phoenix and Scottsdale. BMG serves approximately 2,400 propane customers in Page, Arizona. Xcel, a Minnesota corporation, owns 100 percent of the outstanding shares of BMG.

     3.     On June 6, 2002, SWG filed an application to approve the acquisition of the common stock of BMG and subsequent transfer of assets and Certificate of Convenience and Necessity of BMG to SWG, and dissolution of BMG within 12 months.

     4.     Pursuant to Procedural Order dated September 11, 2002, the Commission established a schedule for filing testimony and set the matter for hearing.

     5.     On February 4, 2003, BMG mailed notice of the hearing to its customers. On January 28, 2003, SWG filed certification that it had published notice of the hearing in newspapers of general circulation within it its Arizona service territory in accordance with the September 11, 2002 Procedural Order. The Commission did not receive comments from the public concerning the proposed transaction.

     6.     The Commission granted intervention to RUCO, BMG, AUIA and the IBEW Local 769.

     7.     The hearing convened on February 24, 2003 and continued on March 3, 2003.

     8.     The parties filed Closing Briefs on April 4, 2003.

     9.     Pursuant to the proposed Acquisition Plan, SWG would purchase all of the outstanding shares of stock in BMG from Xcel, and within twelve months of the consummation of the stock purchase would transfer BMG’s assets to SWG and dissolve BMG.

     10.     SWG plans to sell BMG’s Page Division. Its ability to sell the Page Division will affect whether it is able to dissolve BMG in twelve months as anticipated.

     11.     The addition of BMG’s Cave Creek Division will add approximately 7,900 new customers to SWG’s Arizona customer base, the equivalent to the number of customers SWG adds every 90 days. The BMG customers will comprise approximately one percent of SWG’s Arizona customer base.

     12.     SWG has lower margin rates than BMG, and at the time of the hearing had a lower cost of gas.

     13.     There is no evidence that either SWG or BMG have anything other than good service quality and safety records.

     14.     A decline in service quality or safety in either the SWG or BMG service territories as a result of the acquisition would be detrimental to the public interest. Consequently, it is reasonable to condition the acquisition as follows: SWG shall not allow the quality of service or safety in either the current SWG or BMG service territories to diminish as a result of the acquisition. The number of service complaints, the response time to service complaints or emergency incidents, and/or service interruptions should not increase.

     15.     At the time of the hearing BMG had not completed mapping its system. In addition, BMG committed to installing additional emergency isolation valves. BMG agreed to complete mapping and the installation of the isolation valves by May 1, 2003. BMG expected to meet the agreed upon deadline.

     16.     To protect the public safety, it is reasonable to condition the acquisition on SWG completing the mapping and valve installation projects within 60 days of the effective date of this Decision.

     17.     Upon consummation of the acquisition, SWG will begin integrating and consolidating the operations, including gas purchasing, of SWG and BMG. SWG asserts the acquisition is likely to result in operational efficiencies.

     18.     SWG has not provided evidence that in this case it is reasonable for it to continue charging the rates of a dissolved public service corporation once the acquisition and integration is complete.

     19.     It is not in the public interest for customers in the BMG territory to pay rates that are not reasonable.

     20.     To prevent harm to the public interest from unreasonable rates, it is reasonable to condition approval of the transaction on SWG implementing its authorized rates in the current BMG service area upon the dissolution of BMG and no later than July 1, 2004.

     21.     The Commission makes no finding at this time as to the reasonableness of SWG’s future recovery of the costs of the transaction or an acquisition adjustment, however, the Commission places SWG on notice that it will bear the burden of proving clear and quantifiable savings for all ratepayers directly related to the acquisition and SWG’s management and operation of the BMG system.

     22.     SWG will consolidate the gas purchases of SWG and BMG as soon as the Commission approves the transaction. Thus, it is reasonable for SWG to freeze the respective PGA balances and implement a consolidated PGA account on a going forward basis.

     23.     The parties did not present evidence on the balances in the companies’ PGA accounts.

     In making a filing for approval of a mechanism for the return or collection of amounts currently in the companies’ PGA accounts, SWG should attempt to minimize the impact of potential surcharges.

     24.     The following Staff recommendations are reasonable to protect the public interest:

a.	SWG shall dissolve BMG no later than July 1, 2004. At the completion of the dissolution, SWG shall file a notice in this docket attesting to the specific date that the BMG dissolution was completed. Upon the noticed date of dissolution, the transfer of BMG’s CC&N to SWG shall be deemed effective. As well, SWG’s authorized natural gas rates and charges in their entirety shall be deemed the authorized rates and charges for Cave Creek Division customers effective the noticed date of BMG’s dissolution.

b.	SWG not use any utility plant or other property, that is used or necessary for the provision of utility service, for any unregulated activity unless SWG maintains appropriate books and records of account detailing the nature of such unregulated activity and provides appropriate allocations between activities relating to SWG’s provision of utility service and the unregulated activity, SWG’s books and records concerning all unregulated activities shall be subject to the Commission’s review and shall be made available in the Phoenix metropolitan area or, at the Commission’s request, where the records are maintained, on ten days notice.

c.	If SWG fails to sell BMG’s Page Propane Division at or prior to the perfected dissolution of BMG, SWG shall take all appropriate and timely steps to ensure rates and charges are in place for the current BMG propane customers, such as: SWG filing a request to charge BMG’s existing rates, or SWG filing a report amending SWG’s filing in this case clarifying that BMG as a corporate entity would remain intact for the sole purpose of providing propane service as BMG’s Page Division currently provides its propane operations.

d.	If SWG fails to file for Commission approval of the sale of BMG’s Page Division within 18 months of the Commission’s approval of SWG’s acquisition of BMG, the Page Division should within 19 months of a Decision in this case make a filing for Commission approval to begin offering the Page Division propane customers service options that are currently available to SWG’s customers. Such services include, but are not limited to, a low income discount tariff for residential customers, a balanced payment plan option, an online bill payment option, and applicable demand-side management programs.

CONCLUSION OF LAW

     1.     SWG and BMG are public service corporations within the meaning of Article XV of the Arizona Constitution and A.R.S. §§ 40-282 and 40-285.

     2.     The Commission has jurisdiction over SWG and BMG and of the subject matter of the applications.

     3.     Notice of the application was given in accordance with the law.

     4.     There is a continuing need for gas utility service in BMG’s certificated area.

     5.     SWG’s acquisition of BMG’s stock would not impair its financial status or its ability to provide safe, reasonable and adequate service.

     6.     In the context of a proposed transfer of assets and Certificate of Convenience and Necessity, the Commission should examine all evidence available to it to determine whether or not the transfer is detrimental to the public interest.

     7.     The Commission has the authority to impose conditions on a Certificate of Convenience and Necessity that are required by the public convenience and necessity.

     8.     SWG is a fit and proper entity to acquire and operate the assets of BMG and provide gas service to BMG’s customers.

     9.     As conditioned herein, SWG’s acquisition of BMG’s assets and Certificate of Convenience and Necessity is in the public interest and should be approved.

     10.     The conditions set forth in Findings of Fact Nos. 14, 16, 20, 21, and 23 are reasonably necessary to prevent harm to the public interest and should be approved.

     11.     The recommendations set forth in Findings of Fact No. 24 are reasonable and should be adopted.

ORDER

     IT IS THEREFORE ORDERED that the Application of Southwest Gas Corporation for Approval of Acquisition Plan is approved subject to the conditions set forth herein.

     IT IS FURTHER ORDERED that Black Mountain Gas Company is authorized to transfer its assets and its Certificate of Convenience and Necessity pursuant to the terms of the Acquisition Plan and the conditions set forth herein.

     IT IS FURTHER ORDERED that Southwest Gas Corporation shall notify the Commission of the effective date of the acquisition of Black Mountain Gas Company stock and of the dissolution of Black Mountain Gas Company within five days of such dates.

     IT IS FURTHER ORDERED that upon the completion of the transfer of assets and dissolution of Black Mountain Gas Company, Black Mountain Gas Company’s Certificate of Convenience and Necessity shall be cancelled without further Order of the Commission.

     IT IS FURTHER ORDERED that Southwest Gas Corporation shall dissolve Black Mountain Gas no later than July 1, 2004.

     IT IS FURTHER ORDERED that Southwest Gas Corporation is authorized to charge the monthly rates and charges of Black Mountain Gas Company within the service territory of Black Mountain Gas through June 30, 2004, and that for any service that Southwest Gas Corporation provides to its customers for which Black Mountain Gas does not have an approved charge, Southwest Gas Corporation shall charge its approved charges.

     IT IS FURTHER ORDERED that as a condition of our approval, Southwest Gas Corporation shall implement its authorized rates within Black Mountain Gas Company’s current service area upon the dissolution of Black Mountain Gas Company and in no case later than July 1, 2004.

     IT IS FURTHER ORDERED that Southwest Gas Corporation shall freeze the PGA bank balances for Black Mountain Gas Company and Southwest Gas Corporation upon the consummation of the stock purchase transaction, shall maintain one PGA for the combined entities on a going forward basis, and shall make a filing with the Commission seeking approval of a mechanism to treat the balances in the frozen accounts that attempts to minimize the impact of any surcharges.

     IT IS FURTHER ORDERED that Southwest Gas Corporation shall not allow the quality of service or safety in either current Southwest Gas Corporation or Black Mountain Gas

Company service territories to diminish as a result of the acquisition. As such, the number of service complaints, the response time to service complaints or time to resolve emergency incidents and the number and duration of service interruptions shall not increase.

     IT IS FURTHER ORDERED that Southwest Gas Corporation continue to maintain the existing emergency isolation valves in all current Black Mountain Gas service areas until it has fully integrated the Black Mountain Gas system with its own and can make a fully informed decision whether such valve configuration complies with all Federal and State safety requirements as well as Southwest Gas Corporation’s internal safety procedures.

     IT IS FURTHER ORDERED that if at the time of the stock transfer from Xcel to Southwest Gas Corporation, Black Mountain Gas Company has not completed the installation of all currently planned valves of the Cave Creek Division or its mapping project, Southwest Gas Corporation shall complete the installation of those valves and mapping no later than 60 days after the consummation of the acquisition.

     IT IS FURTHER ORDERED that Southwest Gas Corporation shall not use any utility plant or other property, that is used or necessary for the provision of utility service, for any unregulated activity unless Southwest Gas Corporation maintains appropriate books and records of account detailing the nature of such unregulated activity and provides appropriate allocations between activities relating to Southwest Gas Corporation’s provision of utility service and the unregulated activity; Southwest Gas Corporation’s books and records concerning all unregulated activities shall be subject to the Commission’s review and shall be made available in the Phoenix metropolitan area or, at the Commission’s request, where the records are maintained, on ten days notice.

     IT IS FURTHER ORDERED that if Southwest Gas Corporation fails to sell Black Mountain Gas Company’s Page Propane Division at or prior to the perfected dissolution of Black Mountain Gas, Southwest Gas Corporation shall take all appropriate and timely steps to ensure rates and charges are in place for the current Black Mountain Gas Company propane customers, such as: Southwest Gas Corporation filing a request to charge Black Mountain Gas Company’s existing rates, or Southwest Gas Corporation filing a report amending Southwest Gas

Corporation’s filing in this case clarifying that Black Mountain Gas Company as a corporate entity would remain intact for the sole purpose of providing propane service as Black Mountain Gas Company’s Page Division currently provides its propane operations.

     IT IS FURTHER ORDERED that if Southwest Gas Corporation fails to file for Commission approval of the sale of Black Mountain Gas Company’s Page Division within 18 months of the Commission’s approval of Southwest Gas Company’s acquisition of Black Mountain Gas Company, the Page Division should, within 19 months of a Decision in this case, make a filing for Commission approval to begin offering the Page Division propane customers service options that are currently available to Southwest Gas Corporation’s customers. Such services include, but are not limited to, a low income discount tariff for residential customers, a balanced payment plan option, an online bill payment option, and applicable demand-side management programs.

     IT IS FURTHER ORDERED that the Commission will defer consideration of any acquisition adjustment or recovery of costs related to the acquisition until Southwest Gas Corporation’s next rate case. Southwest Gas Corporation shall have the burden of proving clear and quantifiable savings for all ratepayers directly related to the acquisition and its management and operation of the Black Mountain Gas system.

     IT IS FURTHER ORDERED that this Decision shall become effective immediately.

BY ORDER OF THE ARIZONA CORPORATION COMMISSION.

     CHAIRMAN                      COMMISSIONER                      COMMISSIONER

     COMMISSIONER                      COMMISSIONER

IN WITNESS WHEREOF, I, JAMES G. JAYNE, Interim Executive Secretary of the Arizona Corporation Commission, have hereunto set my hand and caused the official seal of the Commission to be affixed at the Capitol, in the City of Phoenix, this 25th day of July, 2003.

JAMES G. JAYNE

DISSENT

DISSENT

JR:mlj

SERVICE LIST FOR:	SOUTHWEST GAS CORPORATION
DOCKET NO.:	G-01551A-02-0425

Andrew W. Bettwy
Edward S. Zub
Southwest Gas Corporation
P.O. Box 98510
Las Vegas, NV 89193-8510

John Reiber
Black Mountain Gas Company
P.O. Box 427
Cave Creek, AZ

Timothy Berg
Theresa Dwyer
Fennemore Craig, P.C.
3003 North Central Avenue
Suite 2600
Phoenix, AZ 85012
Attorneys for Black Mountain Gas

Scott S. Wakefield, Chief Counsel
Residential Utility Consumer Office
1110 West Washington, suite 220
Phoenix, Arizona 85007

Christopher Kempley, Chief Counsel
Legal Division
ARIZONA CORPORATION COMMISSION
1200 West Washington Street
Phoenix, Arizona 85007

Ernest Johnson, Director
Utilities Division
ARIZONA CORPORATION COMMISSION
1200 West Washington Street
Phoenix, Arizona 85007